PEARLMAN SCHNEIDER LLP Attorneys-at-Law 2200 Corporate Boulevard, N.W., Suite 210 Boca Raton, Florida 33431-7307

James M. Schneider, Esq. Charles B. Pearlman, Esq. Brian A. Pearlman, Esq.	Telephone (561) 362-9595 Facsimile (561) 362-9612

 June 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4631

Attn: Katherine Wray

Re:	OICco Acquisition IV, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-165760 Filed May 1, 2014

Dear Sirs:

On behalf of OICco Acquisition IV, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 28, 2014. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter

General

Comment 1.	Please revise to provide the disclosure required by Items 202, 401, 403, and 407 of Regulation S-K assuming the merger has been consummated. For example, you should disclose the rights and privileges of the preferred stock to be issued, the executive officers and directors, beneficial ownership, and corporate governance structure of the combined company on a post-merger basis.

Response:	We have added a section entitled “Information Assuming the Share Exchange is Consummated” on page 13 to include the disclosures required by Items 401, 403, and 407. The rights and privileges of the preferred stock is described under “Description of Securities to be Registered” on page 5 in accordance with Item 202.

Comment 2.	We note that you have sold your entire direct offering amount of 1,000,000 shares of common stock, but Mr. Dotres has not sold any of his shares in the secondary offering. Please revise to clarify whether the offering has terminated, other than the reconfirmation offering for the 1,000,000 shares that have already been sold.

United States Securities and Exchange Commission

June 6, 2014

Response:	A revision has been made on page i to respond to this comment as follows:

“The offering has terminated on April 7, 2014; other than the reconfirmation offering for the 1,000,000 shares that have already sold.”

Comment 3	Please be aware that any shares sold by Mr. Dotres under this registration statement are still subject to the escrow requirements of Rule 419. In this regard, we refer you to Rule 419(e)(3) regarding the conditions for release of deposited securities and fund. We note further that any shares held by Mr. Dotres that are not sold in the registered offering prior to the close of the merger with VapAria will remain restricted securities, and that the Rule 144 safe harbor is not available for the resale of securities issued by a shell company until such time as the requirements of Rule 144(i)(2) are met. Please acknowledge your understanding of the foregoing.

Response:	The foregoing is acknowledged and understood.

Comment 4.	Please advise us why you have omitted the risk factors related to the registrant and your blank check structure.

Response:	The risk factors were omitted based on precedents found on EDGAR. However, we have included the risk factors related to the registrant.

Comment 5.	Please update your financial statements to comply with Rule 8-04 of Regulation S-X, and revise related disclosure throughout the filing accordingly.

Response:	The financial statements have been updated to comply with Rule 8-04 of Regulation S-X.

Reconfirmation Offering, page 1

Comment 6.	Please revise to disclose the amounts held in escrow in total and on a per share basis.

Response:	Disclosure has been made on page 1 under the heading “Reconfirmation Offering” as follows:

“The proceeds from the sale of the shares in this offering were payable to Branch Banking and Trust Company (the “Trustee” or the “Escrow Agent”) fbo OICco Acquisition IV, Inc. All subscription funds are being held in escrow by the Trustee in a non-interest bearing Trust Account. There is $20,000 held in escrow and a total of 9 million shares on a $0.02 per share basis. As of this filing no funds have been disbursed from escrow proceeds.”

United States Securities and Exchange Commission

June 6, 2014

VapAria Corporation

Acquisition Candidate, page 22

Comment 7.	On page 22, you disclose “we are in the process of filing and/or licensing additional divisional patents and Continuation in Part (CIP) patents derived from our current portfolio, technology and ongoing research and development.” However, on pages 29 and 40, you indicate that VapAria has no employees and has commenced only organizational activities through fiscal year 2013. Please revise to clarify whether these prospective patent application and research and development activities are being undertaken by VapAria, Messrs. Chong and Barkowski in their individual capacity, Chong Corporation, or any other entity.

Response:	Revisions have been made on page 34 in response to this comment under the heading “Exclusive License and Option to License Agreement” as follows:

“In addition and beginning on the date of this Agreement, ongoing patent prosecution, intellectual property portfolio enhancements are being undertaken by Alexander Chong and William Bartkowski under the auspices of Chong Corporation and pursuant to Section 13 of the Agreement. This activity has continued into 2014. As of the date of this filing, Chong Corporation has not as yet provided VapAria with an invoice for costs incurred since December 31, 2013.”

Exclusive License and Option to License Agreement, page 22

Comment 8.	Please revise to describe the termination provisions of the Exclusive License and Option to License Agreement, and clarify under what circumstances VapAria could lose its rights to the intellectual property under the agreement.

Response:	We have made revisions on page 34 in response to this comment under the heading “Exclusive License and Option to License Agreement. An additional risk factor, “Failure to meet Milestones” has been added on page 48.

United States Securities and Exchange Commission

June 6, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comment 9.	On page 32, you disclose that VapAria estimates that it needs $1.5 million to fund operations for the next year. Please revise to provide sufficient detail as to the expenses and activities expected to be funded by this amount. You may provide plan of operations disclosure for the next 12 months or similar disclosures as well.

Response:	We have provided details of the expenses and activities to be funded in “Liquidity and Capital Resources” on page 42 and made revisions to the risk factor “We may have difficulty raising capital which could deprive us of necessary revenues.” on page 47.

Executive Compensation of Acquisition Candidate, page 31

Comment 10.	Please revise to clarify whether you plan on compensating your executive officers or directors after the merger. We note page 41 of VapAria’s financial statements footnotes references plans to create a stock-based compensation plan.

Response:	We have made revisions in the section “Information Assuming Share Exchange is Consummated” on page 13.

Certain Relationships and Related Transactions, page 31

Comment 11.	On pages 2, 23, and 42, you reference a $50,000 loan from VapAria’s founders and other advances from affiliated entities of $6,490. Please revise this section to describe the material terms of these and any other related party transactions not already described, as required by Item 404(a) and (d) of Regulation S-K. Also, VapAria’s liquidity and capital resources disclosure on page 29 should address its ability to meet its obligations for this loan. Further, please file the $50,000 loan agreement as an exhibit, as required by Item 601(b)(10).

Response:	In response to this comment we have made revisions to “Certain Relationships and Related Transactions” on page 45 and “Liquidity and Capital Resources” on page 42. We have also filed the Note as an exhibit.

Security Ownership of Acquisition Candidate, page 31

Comment 12.	Please revise here or in another section to provide a description of VapAria’s securities. We refer you to Item 202 of Regulation S-K. In particular, please clarify whether the preferred stock issued to Chong Corporation has voting rights and dividend provisions. If so, please revise VapAria’s beneficial ownership tables to reflect the total voting power of Mr. Chong and/or the Chong Corporation.

Response:	The preferred stock does not have voting rights but it does have dividend provisions. In response to this comment we have made revisions to both “Security Ownership of Acquisition Candidate” on page 45 and “Certain Relationships and Related Transactions” on page 45.

United States Securities and Exchange Commission

June 6, 2014

VapAria Risk Factors, page 32

Comment 13.	Please add a risk factor that addresses the risk that the Exclusive License and Option to License Agreement may be terminated if VapAria fails to meet its obligations under the agreement.

Response:	In response to this comment we have made additional disclosure under the heading “Exclusive License and Option to License Agreement” on page 34 and added a risk factor, “Failure to meet milestones.” on page 48.

Comment 14.	Please add a risk factor that addresses the regulatory risks related to VapAria’s planned business in light of your disclosure on pages 23 through 25 that VapAria’s products may be subject to FDA oversight.

Response:	In response to this comment we have made additional disclosure under the heading “Over the Counter Consumer Products” on page 38 and added a risk factor, “Certain of our products are subject to FDA oversight.” on page 49.

Exhibits

Comment 15.	We note that Messrs. Chong and Barkowski are co-inventors of the patent and patent applications subject to the Exclusive License and Option to License Agreement, which they assigned to Chong Corporation. Please file the intellectual property assignment agreement between the co-inventors and Chong Corporation as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

Response:	We have filed the assignment as an exhibit.

Sincerely,

/s/ Charles B. Pearlman
Charles B. Pearlman

 CBP/sm